Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of September 2005	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

For further information, please contact:	6th September 2005
Maurizio Dessolis	FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

DE RIGO

REPORTS RESULTS FOR THE FIRST SIX MONTHS OF 2005

De Rigo (NYSE: DER) today announced its unaudited results for the first six months of 2005. Notwithstanding a strong improvement in the profitability of Dollond & Aitchison (“D&A”), the Group’s British retail chain, and in the Group’s net financial position, De Rigo’s overall sales and earnings were both down from the same period last year, primarily due to weaker results from the wholesale & manufacturing business segment.

Highlights of the Group’s unaudited consolidated results for the first six months of 2005 include:

  Net sales amounted to EUR 267.5 m1, a decrease of 3.0% from the EUR 275.9 m posted in the same period last year.
  Income from operations before depreciation and amortization2 amounted to EUR 30.6 m, a decrease of 13.8% from the EUR 35.5 m posted in the first six months of 2004, and represented 11.4% of net sales, as compared with 12.9% in the same period last year.
  Income from operations amounted to EUR 18.8 m, a decrease of 17.9% from the EUR 22.9 m recorded in the first six months of 2004, and represented 7.0% of net sales, as compared with 8.3% in the same period last year.
  Net income amounted to EUR 10.0 m, a decrease of 18.7% from the EUR 12.3 m recorded in the first six months of 2004 and represented 3.7% of net sales, as compared with 4.5% in the same period last year.
  At 30th June 2005, the net financial position3 of the De Rigo Group was positive and amounted to EUR 14.3 m, as compared with the EUR 6.2 m recorded at 31st December 2004. The improvement in net financial position reflected the Group’s use of cash flow from operating activities to reduce the level of its bank borrowings.

The results posted by the Group in the first six months of 2005 reflected the contribution of each of the Company’s business segments during the periods under review.

1 The Group reports its results in Euro. On September 5th, 2005, the official Euro/U.S. Dollar exchange rate, as reported by the European Central Bank, was EUR 1 = USD 1.2538. The financial results reported in this press release have not been audited by the Group’s independent public accountants and are presented on the basis of accounting principles generally accepted in Italy (“Italian GAAP”).

2 The Group believes that the income from operations before depreciation and amortization and the other non-Italian GAAP data included in this release, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with Italian GAAP, enhance an understanding of the Group's results of operations. The Group’s management uses income from operations before depreciation and amortization as one of the bases on which it analyses the performance of the Group and its segments, as management generally does not have control over the amortization periods for goodwill and other intangibles or the related depreciation amounts. Income from operations before depreciation and amortization should not, however, be considered in isolation as a substitute for net income, operating income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. The Group calculates income from operations before depreciation and amortization as being equal to income from operations plus depreciation and amortization, as detailed in the table accompanying this release, which also includes a detailed reconciliation between income from operations before depreciation and amortization and the other non-Italian GAAP measures used in this release and the most directly comparable Italian GAAP measures.

3 In accordance with Italian practice, management uses net financial position as the primary measure of the Group’s debt position. A detailed reconciliation between the net financial position and the most directly comparable Italian GAAP measures is provided in the accompanying table.

The following table summarizes the principal unaudited results of each of the Group’s business segments for the periods indicated in millions of EUR:

				Income from
				operations
Group’s	Sales		%	before		%	Income from		%
Business Segments			Change	depreciation		Change	operations		Change
				and
				amortization

	1H	1H		1H	1H		1H	1H
	2005	2004		2005	2004		2005	2004

Wholesale & Manufacturing	79.4	82.8	-4.1%	11.0	18.3	-39.9%	9.4	16.3	-42.3%
Retail	195.0	198.7	-1.9%	19.6	17.2	+14.0%	9.4	6.6	+42.4%
- D&A	120.5	127.3	-5.3%	8.0	5.1	+56.9%	3.8	0.8	+375.0%
- GO	74.5	71.4	+4.3%	11.6	12.1	-4.1%	5.6	5.8	-3.4%
Intercompany Eliminations	-6.9	-5.6	+23.2%	-	-		-	-

Total	267.5	275.9	-3.0%	30.6	35.5	-13.8%	18.8	22.9	-17.9%

Wholesale & Manufacturing

Sales of the wholesale & manufacturing segment amounted to EUR 79.4 m, a decrease of 4.1% as compared with EUR 82.8 m posted in the first six months of 2004. Wholesale & manufacturing sales in the first six months of 2005 continued to be impacted by the expiry of the Group’s license agreement with Fendi as of the end of 2004. Management expects that the negative impact on the segment’s sales of the expiry of the Fendi license will eventually be more than offset by increased sales under the new license agreements De Rigo signed with Chopard, Ermenegildo Zegna, Escada and Jean Paul Gaultier during the last quarter of 2004 and first quarter of 2005. However, deliveries of Chopard and Escada-branded eyewear have only started recently, while those of Ermenegildo Zegna and Jean Paul Gaultier products have not yet started. As a result, sales of the new brands contributed less to the segment’s sales during the first six months of 2005 than those of Fendi-branded eyewear during the first six months of last year.

The segment’s results also reflected a significant reduction in gross margin, primarily due to a higher degree of inventory obsolescence (largely attributable to higher inventories of slower moving products) and an increase in selling expenses due to an enlargement of the segment’s sales department.

As a result, income from operations before depreciation and amortization amounted to EUR 11.0 m, a decrease of 39.9% from the EUR 18.3 m recorded in the first six months of 2004 and represented 13.9% of sales, as compared with 22.1% in the same period last year; income from operations amounted to EUR 9.4 m, a decrease of 42.3% from EUR 16.3 m in the first six months of 2004, and represented 11.8% of sales, as compared with 19.7% in the same period last year.

Retail

Sales of the retail segment amounted to EUR 195.0 m, a decrease of 1.9% from the EUR 198.7 m posted in the first six months of 2004. The decrease was primarily attributable to a decline in sales at D&A, the Group’s British retail chain, that reflected a general downturn in the British optical market in both value and volume terms. The impact of the sales decline in Great Britain on the retail segment’s overall results was partially offset by a 4.3% increase in sales at General Optica (“GO”), the Group’s Spanish retail chain, that reflected both the opening of new stores and an increase in same store sales.

Income from operations before depreciation and amortization and income from operations improved sharply at the retail segment, primarily due to significant improvements in D&A’s results. Income fromoperations before depreciation and amortization for the retail segment as a whole increased by 14.0% to EUR 19.6 m from the EUR 17.2 m posted in the first six months of 2004 and represented 10.1% of sales, as compared with 8.7% in the same period last year. Income from operations for the segment as a whole increased by 42.4% to EUR 9.4 m from the EUR 6.6 m posted in the first six months of 2004 and represented 4.8% of sales, as compared with 3.3% in the same period last year.

These results reflect the contribution of the Group’s two retail chains:

D&A’s sales amounted to EUR 120.5 m, a decrease of 5.3% as compared with sales of EUR 127.3 m posted in the first six months of 2004. Sales declined by 2.9% in Pound Sterling terms, reflecting the decrease of the Pound Sterling’s value against the Euro during the period, while same store sales per working day decreased by 3.8% .

Notwithstanding the weaker sales results, D&A posted a significant improvement in earnings, as gross margin increased as a result of an improved mix of products sold and operating expenses decreased as compared with the same period last year. Income from operations before depreciation and amortization increased by 56.9% to EUR 8.0 m from the EUR 5.1 m posted in the first six months of 2004, and represented 6.6% of sales, having represented 4.0% in the same period last year. Income from operations more than quadrupled to EUR 3.8 m from EUR 0.8 m, and represented 3.2% of sales, having represented 0.6% in the same period last year.

GO grew sales by 4.3% to EUR 74.5 m, from EUR 71.4 m in the first half of 2004. Same store sales per working day rose by 1.1%, with the overall increase also reflecting GO’s opening of 7 owned and 7 franchised stores during the last 12 months.

GO’s earnings were negatively affected by higher operating costs due to the expansion of the company’s sales network, which more than offset the positive impact of the growth in sales. Income from operations before depreciation and amortization amounted to EUR 11.6 m, a decrease of 4.1% from the EUR 12.1 m posted in the first six months of 2004, representing 15.6% of sales, as compared with 16.9% in the same period last year. Income from operations amounted to EUR 5.6 m, a decrease of 3.4% from the EUR 5.8 m posted in the first six months of 2004, representing 7.5% of sales, as compared with 8.1% in the same period last year.

Additional information on consolidated results
  Basic earnings per share amounted to EUR 0.24, a decrease of 14.3% from the EUR 0.28 posted in the first six months of 2004. Diluted earnings per share amounted to EUR 0.24, a decrease of 11.1% from the EUR 0.27 posted in the first six months of 2004. Following the expiration of the Group’s stock option plan at the end of 2004, basic earnings per share are equal to diluted earnings per share.
  Income taxes amounted to EUR 8.7 m, as compared with EUR 10.1 m in the first six months of 2004. The reduction in taxes reflected the Group’s lower earnings, as the Group’s income was taxed at an effective rate of 46.4%, as compared with an effective tax rate of 44.3% in the same period last year.
  Capital expenditures amounted to EUR 8.5 m in the first six months of 2005, as compared with EUR 8.0 m in the same period last year. The increase was primarily attributable to higher investments in information technology in the wholesale & manufacturing business segment.

* * * * *

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Chopard, Escada, Etro, Fila, Furla, La Perla and Mini, as well as its own brands Police, Sting and Lozza. De Rigo will begin manufacturing eyewear under the Jean Paul Gaultier and Ermenegildo Zegna licensed brands in the second half of 2005.

DE RIGO S.p.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (In thousands of Euro)

	For the six months ended June 30,

	2005	2004

NET SALES	267,524	275,886
COST OF SALES	102,019	105,176

GROSS PROFIT	165,505	170,710

COSTS AND EXPENSES
Commissions	5,934	6,491
Advertising and promotion expenses	18,222	19,695
Other selling expenses	103,907	103,387
General and administrative expenses	18,674	18,197

	146,737	147,770

INCOME FROM OPERATIONS	18,768	22,940

OTHER (INCOME) EXPENSES
Interest expense	348	499
Interest income	(302)	(280)
Other (income) expenses, net	(67)	34

	(21)	253

INCOME BEFORE INCOME TAXES	18,789	22,687

INCOME TAXES	8,717	10,056

INCOME BEFORE MINORITY
INTEREST	10,072	12,631
MINORITY INTEREST	83	308

NET INCOME	9,989	12,323

DE RIGO S.p.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS (In thousands of Euro)

	June 30,	December 31,	June 30,
	2005	2004	2004

ASSETS
Current assets:
Cash and cash equivalents	24,497	27,146	30,488
Accounts receivable, trade, net of
allowances for doubtful accounts	71,667	61,271	76,464
Inventories	50,460	51,232	45,540
Deferred income taxes	7,542	5,443	12,958
Prepaid expenses and other current assets	17,093	14,391	12,677

Total current assets	171,259	159,483	178,127

Property, plant and equipment:
Land	17,289	16,874	17,069
Buildings	55,605	54,658	55,485
Machinery and equipment	24,771	24,475	25,974
Office furniture and equipment	103,642	94,955	89,365
Construction in progress	107	19	-

	201,414	190,981	187,893
Less: accumulated depreciation	(89,394)	(82,805)	(78,261)

Property, plant and equipment, net	112,020	108,176	109,632

Goodwill and intangible assets	95,402	97,574	101,407
Deferred income taxes	11,902	11,927	1,241
Other non current assets	17,602	17,404	5,908

TOTAL ASSETS	408,185	394,564	396,315

DE RIGO S.p.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS (In thousands of Euro)

	June 30,	December 31,	June 30,
	2005	2004	2004

LIABILITIES AND SHAREHOLDERS'
EQUITY
Current liabilities:
Bank borrowings	5,597	20,410	13,508
Current portion of long-term debt	711	184	117
Accounts payable, trade	72,142	70,875	70,900
Commissions payable	249	212	1,079
Income taxes payable	12,678	4,219	7,839
Deferred income taxes	544	767	1,122
Accrued expenses and other current liabilities	32,346	28,970	33,666

Total current liabilities	124,267	125,637	128,231

Termination indemnities and other employee
benefits	11,119	10,142	9,942
Deferred income taxes	9,882	9,835	8,452
Long –term debt, less current portion	3,852	341	464
Other non current liabilities	5,735	7,200	8,017

Shareholder's equity:
Capital stock	11,683	11,683	11,626
Additional paid-in capital	54,599	54,599	54,490
Retained earnings	185,880	175,891	173,376
Foreign currency translation	(3,869)	(5,801)	(3,680)
Revaluation surplus	5,037	5,037	5,037

Total shareholders' equity	253,330	241,409	241,209

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	408,185	394,564	396,315

Reconciliation of income from operations before depreciation and amortization with most directly comparable Italian GAAP measure (In millions of Euro)

De Rigo Group	1H 2005	1H 2004%

Income from operations	18.8	22.9	-17.9%
Amortization of goodwill	3.1	3.1	0.0%
Amortization of other intangibles	1.2	1.1	9.1%
Depreciation	7.5	8.4	-10.7%

Income from operations before depreciation and amortization	30.6	35.5	-13.8%

Wholesale & Manufacturing	1H 2005	1H 2004

Income from operations	9.4	16.3	-42.3%
Amortization of goodwill	0.1	0.1	0.0%
Amortization of other intangibles	0.7	0.5	40.0%
Depreciation	0.8	1.4	-42.9%

Income from operations before depreciation and amortization	11.0	18.3	-39.9%

Retail	1H 2005	1H 2004

Income from operations	9.4	6.6	42.4%
Amortization of goodwill	3.0	3.0	0.0%
Amortization of other intangibles	0.5	0.6	-16.7%
Depreciation	6.7	7.0	-4.3%

Income from operations before depreciation and amortization	19.6	17.2	14.0%

Dollond & Aitchison	1H 2005	1H 2004

Income from operations	3.8	0.8	375.0%
Amortization of goodwill	0.8	0.8	0.0%
Amortization of other intangibles	0.1	0.2	-50.0%
Depreciation	3.3	3.3	0.0%

Income from operations before depreciation and amortization	8.0	5.1	56.9%

General Optica	1H 2005	1H 2004

Income from operations	5.6	5.8	-3.4%
Amortization of goodwill	2.2	2.2	0.0%
Amortization of other intangibles	0.4	0.4	0.0%
Depreciation	3.4	3.7	-8.1%

Income from operations before depreciation and amortization	11.6	12.1	-4.1%

Reconciliation of Net Financial Position with most directly comparable Italian GAAP measure

(In millions of Euro)

	June 30,	December
	2005	31, 2004

Cash and cash equivalents	24.5	27.1
Bank Borrowings	-5.6	-20.4
Current portion of long term debt	-0.7	-0.2
Long term debt, less current portion	-3.9	-0.3

Net Financial Position	14.3	6.2

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2005	DE RIGO S.p.A. By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer